Exhibit 12

COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio data)

	Year Ended December 31,										Six Months Ended June 30,
	2005		2006		2007		2008		2009		2009		2010
Total interest cost
Interest expense	$12,558		$18,866		$21,299		$8,331		$21,024		$6,998		$25,931
Capitalized interest	3,869		2,760		11,478		28,332		23,842		11,529		3,382

Total interest cost (fixed charges)	$16,427		$21,626		$32,777		$36,663		$44,866		$18,527		$29,313

Pre-tax income	$58,981		$117,683		$142,999		$180,181		$80,555		$43,388		$24,744
Interest expense	12,558		18,866		21,299		8,331		21,024		6,998		25,931

Earnings	$71,539		$136,549		$164,298		$188,512		$101,579		$50,386		$50,675

Ratio of earnings to fixed charges(1)(2)(3)(4)	4.4	x	6.3	x	5.0	x	5.1	x	2.3	x	2.7	x	1.7	x

(1)	We have authority to issue up to 5,000 shares of preferred stock, par value $.01 per share; however, there are currently no such shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.
(2)	If we adjust earnings to exclude the impact of loss on the early extinguishment of debt incurred in the 2005 period reflected above, the ratio of earnings to fixed charges, as so adjusted, would be 4.5x for the year ended December 31, 2005.
(3)	Effective January 1, 2009 we retroactively applied a new accounting rule set forth by the Financial Accounting Standards Board regarding our 1.625% convertible senior notes due 2026. This new requirement states that the liability and equity components of a convertible debt instrument that may be settled in cash upon conversion be accounted for separately so that an entity’s accounting will reflect additional non-cash interest expense to match the nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. All amounts for prior periods have been adjusted for the retrospective application of the accounting change.
(4)	During the year ended December 31, 2009, we recorded a non-cash asset impairment charge of $25.8 million related to ten single-hulled tank barges and six ocean-going tugs and a $0.9 million non-cash charge for the write-off of remaining goodwill associated with our Downstream segment. Excluding these non-cash charges, our ratio of earnings to fixed charges would have been 2.9x for the year ended December 31, 2009.